UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AudioEye, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

050734-10-2

(CUSIP Number)

April 29, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 050734-10-2	Page 1of 8 Pages

1.	NAMES OF REPORTING PERSONS. Craig Boden

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5. SOLE VOTING POWER	3,697

	6. SHARED VOTING POWER	3,473,702

	7. SOLE DISPOSITIVE POWER	3,697

	8. SHARED DISPOSITIVE POWER	3,473,072

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,477,399

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)1 8.07%

12.	TYPE OF REPORTING PERSON IN

__________________
1 Based on 43,062,199 shares of Common Stock outstanding as of April 15, 2013, as reflected in the Issuer’s Form 10-K for the year ended December 31, 2012.

CUSIP NO. 050734-10-2	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS. CMGO Investors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5. SOLE VOTING POWER

	6. SHARED VOTING POWER	3,473,702

7. SOLE DISPOSITIVE POWER

	8. SHARED DISPOSITIVE POWER	3,473,072

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,473,702

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(1) 8.06%

12.	TYPE OF REPORTING PERSON OO (limited liability company)

(1) Based on 43,062,199 shares of Common Stock outstanding as of April 15, 2013, as reflected in the Issuer’s Form 10-K for the year ended December 31, 2012.

CUSIP NO. 050734-10-2	Page 3 of 8 Pages

Item 1(a).  Name of Issuer.

The name of the issuer is AudioEye, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 9070 S. Rita Road, Suite 1450, Tucson, Arizona 85747.

Item 2(a).  Name of Person Filing.

This statement is filed by:

(i)           CMGO Investors, LLC, a Delaware limited liability company (“CMGO”); and

(ii)           Craig Boden, who serves as the manager of CMGO.

Item 2(b).  Address or Principal Business Office, or, if None, Residence.

The address of the business office of each of the Reporting Persons is 3483 South Federal Highway, Unit A, Boynton Beach, Florida 33435.

Item 2(c).  Citizenship.

Mr. Boden is a United States citizen.

CMGO is organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.00001 par value per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 050734-10-2.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)      ☐      Broker or dealer registered under Section 15 of the Act

(b)      ☐      Bank as defined in Section 3(a)(6) of the Act

(c)      ☐     Insurance Company as defined in Section 3(a)(19) of the Act

(d)      ☐      Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)      ☐      Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)       ☐      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)      ☐      Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)      ☐      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP NO. 050734-10-2	Page 4 of 8 Pages

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 43,062,199 shares of Common Stock issued and outstanding as of April 15, 2013, as reported on the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission by the Company for the year ended December 31, 2012.

A.           CMGO

(a)             Amount beneficially owned: 3,473,702

(b)             Percent of class: 8.06%

(c)  (i)       Sole power to vote or direct the vote: -0-

(ii)       Shared power to vote or direct the vote: 3,473,702

(iii)      Sole power to dispose or direct the disposition: -0-

(iv)      Shared power to dispose or direct the disposition: 3,473,702

B.           Craig Boden

(a)             Amount beneficially owned: 3,477,399

(b)             Percent of class: 8.07%

(c)  (i)        Sole power to vote or direct the vote: 3,697

(ii)        Shared power to vote or direct the vote: 3,473,702

(iii)       Sole power to dispose or direct the disposition: 3,697

(iv)       Shared power to dispose or direct the disposition: 3,473,702

Mr. Boden, as manager of CMGO Investors LLC, may be deemed to beneficially own, within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the shares of Common Stock held directly by CMGO Investors LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP NO. 050734-10-2	Page 5 of 8 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 050734-10-2	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2013 /s/ Craig Boden
Craig Boden

Dated: May 8, 2013

CMGO Investors, LLC

By:	/s/ Craig Boden
Craig Boden, Manager